UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr. Ward and Smith, P.A. 1001 College Court New Bern, North Carolina 28562 (252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS IRREVOCABLE TRUST UNDER AGREEMENT DATED DECEMBER 28, 1976
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS IRREVOCABLE TRUST UNDER AGREEMENT DATED APRIL 26, 1979
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS IRREVOCABLE TRUST UNDER AGREEMENT DATED MARCH 28, 1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS LEWIS R. HOLDING DYNASTY TRUST UNDER AGREEMENT DATED JANUARY 16, 1997
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 6 of 8 Pages

1	NAME OF REPORTING PERSONS CAROLYN S. HOLDING DYNASTY TRUST UNDER AGREEMENT DATED JANUARY 16, 1997
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 2 amends the original Schedule 13D dated November 1, 1999, as previously amended, to report that the Trusts (as defined below) no longer hold any shares of the Issuer’s Class B Common Stock.

Item 1. Security and Issuer

The Schedule 13D which is being amended relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background

The Schedule 13D which is being amended is filed jointly by the five separate irrevocable trusts listed below (collectively, the “Trusts”) by and through their trustees. The Trusts are as follows:

(1)	Irrevocable Trust under Agreement dated December 28, 1976 (the “1976 Trust”);

(2)	Irrevocable Trust under Agreement dated April 26, 1979 (the “1979 Trust”);

(3)	Irrevocable Trust under Agreement dated March 28, 1990 (the “1990 Trust”);

(4)	Lewis R. Holding Dynasty Trust under Agreement dated January 16, 1997 (the “LRH Dynasty Trust”); and

(5)	Carolyn S. Holding Dynasty Trust under Agreement dated January 16, 1997 (the “CSH Dynasty Trust”).

The mailing address for each of the Trusts is c/o Trust and Investment Management Department, The Fidelity Bank, Post Office Box 129, Fuquay-Varina, North Carolina 27526.

Item 5. Interest in Securities of the Issuer

On June 2, 2011, each of the five Trusts transferred all shares of the Issuer’s Class B Common Stock it previously held, in each case without consideration, through appointment by the trustees under North Carolina law, to one of five separate, newly created trusts. The numbers of shares of Class B Common Stock transferred by each Trust were as follows: 1976 Trust – 3,520 shares; 1979 Trust – 58,917 shares; 1990 Trust – 498,482 shares; LRH Dynasty Trust – 420 shares; and CSH Dynasty Trust – 420 shares.

Following the above transfers, none of the five Trusts continue to hold any shares of the Issuer’s Class B Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement among the Trusts

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned Trusts, by and through its undersigned Trustee, certifies that the information set forth in this statement is true, complete and correct.

By his signature below, the undersigned executes this Amendment Number 2 to Schedule 13D on behalf, and in his capacity as a Co-Trustee, of each of the separate Trusts named below.

June 8, 2011		IRREVOCABLE TRUST
UNDER AGREEMENT DATED DECEMBER 28, 1976

June 8, 2011		IRREVOCABLE TRUST
UNDER AGREEMENT DATED APRIL 26, 1979

June 8, 2011		IRREVOCABLE TRUST
UNDER AGREEMENT DATED MARCH 28, 1990

June 8, 2011		LEWIS R. HOLDING DYNASTY TRUST
UNDER AGREEMENT DATED JANUARY 16, 1997

June 8, 2011		CAROLYN S. HOLDING DYNASTY TRUST
UNDER AGREEMENT DATED JANUARY 16, 1997

	BY:	/S/ David L. Ward, Jr., Co-Trustee
David L. Ward, Jr., Co-Trustee

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned Trusts, by and through its undersigned Trustee, hereby agrees that the foregoing Amendment Number 2 to Schedule 13D is being filed with the Securities and Exchange Commission by it jointly with each other Trust as well as by it individually.

By his signature below, the undersigned executes this Joint Filing Agreement on behalf, and in his capacity as a Co-Trustee, of each of the separate Trusts named below.

June 8, 2011		IRREVOCABLE TRUST
UNDER AGREEMENT DATED DECEMBER 28, 1976

June 8, 2011		IRREVOCABLE TRUST
UNDER AGREEMENT DATED APRIL 26, 1979

June 8, 2011		IRREVOCABLE TRUST
UNDER AGREEMENT DATED MARCH 28, 1990

June 8, 2011		LEWIS R. HOLDING DYNASTY TRUST
UNDER AGREEMENT DATED JANUARY 16, 1997

June 8, 2011		CAROLYN S. HOLDING DYNASTY TRUST
UNDER AGREEMENT DATED JANUARY 16, 1997

	BY:	/S/ David L. Ward, Jr., Co-Trustee
David L. Ward, Jr., Co-Trustee